Exhibit 99.1
SOURCE: Neptune Technologies & Bioressources Inc.	PRESS RELEASE

Neptune Technologies & Bioressources Inc. Reports Completion of Acasti Pharma
Comparative Benchmarking Program versus Lovaza®

CaPre™ exhibits a better regulating lipid profile

Laval, Québec, CANADA – November 25, 2010 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ: NEPT - TSX.V: NTB) subsidiary, Acasti Pharma Inc. (“Acasti”), reports the completion of its preclinical program designed to compare the lipid management effects of Acasti’s drug candidate CaPre™ versus prescription drug Lovaza®. Blood lipids were monitored in two animal models in order to assess and compare the efficacy of CaPre™ and Lovaza® over a 12-week treatment period.

  A low daily human equivalent dose of 1g CaPre™ reduced LDL-C (bad cholesterol) levels by 40% and increased HDL-C (good cholesterol) by 180% in a normal rat model (“SD”) while 4gr of Lovaza® did not show any significant effect.

  An even lower daily human equivalent dose of 0.5g CaPre™ was shown to be as efficient as 4g of Lovaza® in reducing triglycerides levels by 40-50% in obese rats with severe diabetes and high triglycerides (“ZDF”)

“These results suggest that a low (0.5g to 1g) daily dosing of CaPre™ is more effective than 4g Lovaza® in elevating HDL-C and lowering LDL-C and triglycerides. These effects become even more striking considering that a 1g daily dose of CaPre™ contains 8.9 times less EPA and 11.1 times less DHA than the recommended 4g daily dose of Lovaza®. It is also important to note that the triglycerides reduction was observed only after 4 weeks and was maintained throughout the study suggesting a significant metabolic impact of CaPre™,” said Dr. Bruno Battistini, Senior Director, Pharmaceutical R&D of Acasti.

“Taken together, the present and previously disclosed data suggest that CaPre™ may be an effective alternative for the management of cardiometabolic disorders due to its therapeutic versatility and multiple applications including also a superiority over Lovaza® on Omegas-3 Index and impaired glucose tolerance. This difference in activity is likely to be explained by the fact that phospholipids functionalize the omega-3 (EPA and DHA) contained in CaPre™ versus omega-3-acid ethyl ester in Lovaza®,” said Pierre Lemieux, Ph.D., COO of Acasti. “According to market research firm IMS Health, global sales of Lovaza® topped $1 billion in 2009, with $758 million of those sales originating in the U.S. Moreover, in 2007, GlaxoSmithKline PLC (LSE/NYSE: GSK) acquired the USA rights to Lovaza® by its acquisition of Reliant Pharmaceuticals Inc. for $1.65 billion, which is an indicator of the potential value of CaPre™,” he added.

“To be able to benchmark against a formulation such as Lovaza®, being the only FDA approved “prescription omega 3 fish oil” solely indicated for the treatment of severe hypertriglyceridemia (very high triglycerides >500mg/dl)) along with a healthy diet that has now reached over 1B$ in sales, is encouraging. We believe that CaPre™ is in a much better position to improve the compliance of patients and help the treating physician. This latest benchmarking program gives us a great deal of confidence regarding the upcoming phase II clinical trial for which we recently submitted a Clinical Trial Application in Canada,” said Dr. Tina Sampalis, President of Acasti.

About the animal models
Adult male ZDF and SD rats were treated once-a-day with either CaPre™, Lovaza® or placebo. Blood lipids (TGs, LDL-C, HDL-C) were measured using standard clinical chemistry by an independent laboratory. The Zucker Diabetic Fatty (ZDF) rat on a high-fat diet is a well-accepted model of cardiometabolic disorder routinely used to specifically evaluate the efficacy of active pharmaceutical ingredients on high triglycerides (TGs) and diabetes. Sprague-Dawley (SD) rats fed a normal diet were used to compare the effect of both omega-3 distinct formulations over bad (LDL) and good (HDL) cholesterol.

About Neptune Technologies & Bioressources Inc.
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide. Neptune is the mother company of Acasti and NeuroBioPharm.

About Acasti Pharma Inc.
Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.
NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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Neptune Contact:	Acasti Contact
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
André Godin, V.P. Administration and Finance	Tina Sampalis, President
+1 (450) 687-2262	+1 (450) 686-4555
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 (212) 732-4300	1 (888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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